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                            March 23, 2021

       Eric Scheyer
       Chief Executive Officer
       Star Peak Energy Transition Corp.
       1603 Orrington Avenue, 13th Floor
       Evanston, Illinois 60201

                                                        Re: Star Peak Energy
Transition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-251397

       Dear Mr. Scheyer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and
       Stem, page 18

   1. We note your response to prior comment 2; however, we also note you now indicate in footnote (2) on page 19
that Stem equivalent pro forma combined amounts are
                                                        calculated by dividing
the pro forma combined data by the exchange ratio of
                                                        approximately 0.216.
Please note that equivalent pro forma per share amounts should be calculated by
multiplying the pro forma loss per share and pro forma book value per share by the exchange ratio.
Please revise the equivalent pro forma per share disclosures accordingly. Refer to
the Instruction to paragraph (e) and (f) of Part I.A, Item 3(f) of
                                                        Form S-4.
 Eric Scheyer
Star Peak Energy Transition Corp.
March 23, 2021
Page 2

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Sherry Haywood at
(202) 551-
3345 with any other questions.



                                                        Sincerely,
FirstName LastNameEric Scheyer
                                                        Division of Corporation
Finance
Comapany NameStar Peak Energy Transition Corp.
                                                        Office of Manufacturing
March 23, 2021 Page 2
cc:       Matthew R. Pacey
FirstName LastName